UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  333-171913

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FARMINGTON BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST CONNECTICUT BANCORP, INC.

ONE FARM GLEN BOULEVARD

FARMINGTON, CT 06032-1919

Farmington Bank 401(k) Plan

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Signatures	12

Note:	All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Farmington Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Farmington Bank 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to the audit procedures performed in conjunction with the audit of the Farmington Bank 401(k) Plan’s 2016 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the 2016 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Marcum LLP

New Haven, CT

June 29, 2017

Farmington Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value
Mutual funds	$22,491,762	$20,529,675
Common stock	584,733	430,972
Pooled separate account	1,005,229	796,115
	24,081,724	21,756,762

Investment contract, at contract value	1,256,697	1,190,617
Total investments	25,338,421	22,947,379

Notes receivable from participants	629,070	601,700

Net assets available for benefits	$25,967,491	$23,549,079

The accompanying notes are an integral part of these financial statements.

2

Farmington Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Additions to (deductions from) net assets attributed to
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$1,189,362	$(377,958)
Dividends and Interest	274,838	227,073
Total investment income (loss)	1,464,200	(150,885)
Interest income on notes receivable from participants	27,337	23,162
Contributions
Participant	1,836,981	1,685,931
Employer	807,642	925,153
Rollover	138,071	1,374,985
Total contributions	2,782,694	3,986,069
Total additions	4,274,231	3,858,346
Deductions from net assets attributed to
Benefits paid directly to participants	1,846,045	940,176
Administrative expenses	9,774	8,137
Net increase	2,418,412	2,910,033
Net assets available for benefits
Beginning of year	23,549,079	20,639,046
End of year	$25,967,491	$23,549,079

The accompanying notes are an integral part of these financial statements.

3

Farmington Bank 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan

The following description of the Farmington Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established by Farmington Bank (the “Company”) on July 1, 1989 for the purpose of providing employees of the Company with retirement benefits and was amended and restated in its entirety on January 1, 2016. The Plan changed from a Qualified Matching Contribution safe harbor plan to a Qualified Non-elective Contribution safe harbor plan. The Plan is a defined contribution retirement plan, covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Trustees determines the appropriateness of the Plan’s investment offerings, monitors investment performance and is responsible for the oversight of the Plan.

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and have completed six months of service. Six months of service is defined as a period of six consecutive months, beginning on the employee’s date of hire. Employees may enroll in the Plan on the first day of the month immediately following the date these eligibility requirements are met.

Contributions

The Plan permits both employee and employer contributions. Participants may contribute up to 100% of annual pre-tax compensation, as defined by the Plan, subject to certain limitations. Effective January 1, 2016, the Company will make qualified non-elective contributions in the amount equal to 3% of compensation for the Plan year for persons who were active participants at any time during the Plan year. The qualified non-elective contributions are 100% vested when made. The Company may contribute to the Plan discretionary matching contributions, provided the Company has net profit for the Plan year, and any qualified contribution necessary to ensure that the Plan complies with the nondiscrimination regulations of certain sections of the Internal Revenue Code (the “IRC”) and ERISA. There was no discretionary matching contribution for the plan year ended December 31, 2016. For the plan year ended December 31, 2015, the discretionary Company matching contribution was 100% of the first 4% of eligible pre-tax compensation contributed by the participants.

Participants may direct the investment of their contributions, as well as contributions made on their behalf by the Company into various fund accounts offered by the Plan, through Principal Financial Group (“Principal”), the custodian and record keeper of the Plan. Participants may change their investment options at any time. There are no non-participant directed funds.

Vesting

Participants are 100% vested in their contributions plus actual earnings thereon at all times. Participants also vest immediately in the Company’s matching contribution portion of their investments.

Forfeitures

If a participant terminates employment with the Company at a time when the participant does not have a fully vested interest and liquidates his or her account prior to December 31, the Company’s discretionary matching contributions and the actual earnings thereon are forfeited. Forfeitures are retained in the Plan and used to reduce future Company matching contributions and or administrative expenses. There were no forfeitures used to reduce the Company’s matching contributions and or administrative expenses for the years ended December 31, 2016 and 2015, respectively. There were no forfeitures allocated to eligible participants for the years ended December 31, 2016 and 2015, respectively.

4

Farmington Bank 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Payment of Benefits

Upon attainment of normal retirement age, termination of service, or termination of service due to death or disability, participants may elect to receive benefit payments under the Plan. The form of benefit payment is either a lump sum distribution, equal to the participant’s vested account balance or substantially equal installment distributions of the participant’s vested account balance. If a participant’s account balance is less than the minimum dollar limit under the IRC ($5,000 for the years ended December 31, 2016 and 2015), distributions due to termination may be made without the authorization of the participant.

In-Service Distributions

The Plan does permit payment of benefits to participants while employed by the Company in the case of an immediate and heavy financial hardship, such as medical or education expenses, or to purchase a primary residence. Recipients of hardship withdrawals are prohibited from contributing to the Plan for a period of six months after the receipt of the hardship withdrawal.

Notes Receivable from Participants

Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subject to certain restrictions, as described in the Plan document. Notes receivable from participants are evidenced by promissory notes for the amount of the note and are collateralized by the participant’s vested account balance for terms of up to five years, or greater if used for the purchase of a primary residence. Notes receivable from participants bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rate on all notes receivable from participants range from 4.25% to 4.50% as of December 31, 2016 and maturity dates range from 2017 to 2031. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. Principal and interest are paid ratably through payroll deductions.

Discretionary Profit Sharing Contributions

The Company may, but is not required to, make discretionary profit sharing contributions to the Plan for a Plan year. Company discretionary profit sharing contributions that are made with respect to a Plan year will be allocated to all participants who are employed by the Company on the last day of the Plan year and are credited with at least 1,000 hours of service during such year (and to participants who terminate service during a Plan year on account of death, total and permanent disability or retirement on or after normal retirement date). The amount allocated shall be equal to the discretionary contributions plus any forfeitures multiplied by the ratio of such person’s annual compensation to the total annual compensation of all such persons. Vesting of the Company’s profit sharing contributions are prorated over five years of service or upon the attainment of normal retirement age (age 65), upon death or disability. There were no profit sharing contributions in 2016 and 2015.

5

Farmington Bank 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s mutual funds, common stock and pooled separate account investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment contract is reported at contract value. Contract value is the measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses related to the Plan are primarily paid by the assets in the Plan and or directly by the Company. Plan expenses paid by the Company are not included in these financial statements. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions. Investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded at December 31, 2016 and 2015.

Risks and Uncertainties

The Plan provides for various investment options in any combination of funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Farmington Bank 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent))”. This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, this ASU removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The provisions of ASU No. 2015-07 have been adopted, on a retrospective basis, and as a result the Pooled Separate Account has been excluded from the fair value hierarchy table in Note 3.

In July 2015, the FASB issued ASU No. 2015-12 “Plan Accounting-Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” - "(Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the Emerging Issues Task Force)." This ASU has been issued to (I) designate contract value as the only required measure for fully benefit-responsive investment contracts; (II) simplify and make more effective the investment disclosure requirements under Accounting Standards Codification Topic 820 and Topics 960, 962, and 965 for employee benefit plans; and (III) provide a similar measurement date practical expedient for employee benefit plans. Part I and Part II of ASU No. 2015-12have been adopted and the related provisions and disclosure requirements are reflected, on a retrospective basis, in the accompanying statements of net assets available for benefits and related notes to the financial statements. Part III of ASU 2015-12 is not applicable to the Plan.

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Farmington Bank 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

3.	Fair Value Measurements

The Plan uses a three level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used to measure fair value are described below:

Basis of Fair Value Measurement

Level 1	Quoted prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan also considers non-performance risk in the overall assessment of fair value.

The following is a description of the valuation methodologies used for investments measured at fair value as of December 31, 2016 and 2015. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued based on the number of shares held at year end at the fund closing price quoted in an active market.

Common stock: Valued at the closing price of First Connecticut Bancorp Inc.’s common stock reported on the active market on which it is traded.

Pooled Separate Account (PSA): Valued at its NAV based on the market value of its underlying investments but the PSA NAV is not a publicly quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. The PSA invests mainly in domestic stock. As of December 31, 2016 and 2015, there were no unfunded commitments related to the PSA. The PSA may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period. This PSA seeks long-term growth of capital and under normal circumstances invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity companies that compose the S&P 500 Index at the time of purchase. The Index is designed to represent U.S. equities with risk/return characteristics of the large cap universe.

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Farmington Bank 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value, as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$22,491,762	$-	$-	$22,491,762
Common Stock	584,733	-	-	584,733
Pooled Separate Account(1)				1,005,229
Total investments	$23,076,495	$-	$-	$24,081,724

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$20,529,675	$-	$-	$20,529,675
Common Stock:	430,972	-	-	430,972
Pooled Separate Account(1)				796,115
Total investments	$20,960,647	$-	$-	$21,756,762

(1)	- In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy table to the fair value of investments presented in the statements of net assets available for benefits.

There were no assets measured at fair value on a non-recurring basis at December 31, 2016 or 2015. There were no transfers from one fair value level to another for the years ended December 31, 2016 and 2015.

4.	Contract Investment

Principal Fixed Income Guaranteed Option (“PFIGO”) is a fully benefit-responsive group annuity contract (“GAC”) issued by the Principal Life Insurance Company (“PLIC” or the “Issuer”). The GAC consists of over 6,000 investments, which include corporate bonds, asset-backed securities, commercial real estate mortgages, government bonds, and short-term cash equivalent. The crediting interest rate is based on a formula agreed upon with the Issuer. Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis and will never be less than the guaranteed minimum interest rate.

Certain events limit the ability of the Plan to transact at contract value with PLIC. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

9

Farmington Bank 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

The GAC does not permit the insurance company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 7, 2001 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

6.	Related Party Transactions

Plan assets include investments in funds managed by Principal. Principal is the Plan’s custodian and, as such, transactions with the custodian qualify as party-in-interest. In addition, the Plan holds shares of First Connecticut Bancorp, Inc., the parent of the Plan’s sponsor, which also qualifies as a party-in-interest. Personnel and facilities of the Company have been used to perform administrative functions at no charge to the Plan.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their account.

8.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 29, 2017, the date the financial statements were available to be issued, and noted no items requiring recognition in the financial statements or additional disclosures.

10

Farmington Bank 401(k) Plan

EIN: 06-0339930 PN: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value

	Mutual Funds:
	MFS Investment Management	MFS Growth R3 Fund	**	$2,678,581
	Fidelity Management & Research	Fidelity Advisor Diversified International A Fund	**	1,600,379
*	Multiple Sub-Advisors	Principal LifeTime 2030 R5 Fund	**	1,477,542
	Edge Asset Management, Inc.	Equity Income R5 Fund	**	1,462,502
	Metropolitan Management	Metropolitan West Total Return Bond I Fund	**	1,271,838
	Victory Capital Management	Victory Sycamore Established Value A Fund	**	1,271,051
*	Multiple Sub-Advisors	Principal LifeTime 2025 R5 Fund	**	1,088,313
	Capital Research and Mgmt Co	AM Funds Balance Portfolio R3 Fund	**	968,680
	Lord Abbett & Co, LLC	Lord Abbett Short Duration Income A Fund	**	858,605
*	Principal Real Estate Inv	Real Estate Securities R5 Fund	**	761,557
	JP Morgan Investment Mgmt Inc.	JP Morgan Disc Equity A Fund	**	757,931
	Goldman Sachs Asset Mgt	Small Cap Growth Insights A Fund	**	731,446
*	Multiple Sub-Advisors	Principal LifeTime 2035 R5 Fund	**	684,875
	Eagle Asset Management	Eagle Mid Cap Growth A Fund	**	655,492
*	Multiple Sub-Advisors	Principal LifeTime 2050 R5 Fund	**	654,499
	Victory Capital Management	Victory Integrity Small-Cap Value A Fund	**	626,072
*	Multiple Sub-Advisors	Principal LifeTime 2020 R5 Fund	**	566,359
*	Multiple Sub-Advisors	Principal LifeTime 2045 R5 Fund	**	495,303
	JP Morgan Investment Mgmt Inc.	JP Morgan US Small Company A Fund	**	469,289
*	Multiple Sub-Advisors	Principal LifeTime 2055 R5 Fund	**	373,370
	PIMCO	PIMCO Income A Fund	**	359,782
	Dreyfus Corporation	Dreyfus Active Mid Cap A Fund	**	321,129
*	Multiple Sub-Advisors	Principal LifeTime 2040 R5 Fund	**	315,274
	OppenheimerFunds, Inc.	Oppenheimer Developing Markets A Fund	**	313,988
	Blackrock Advisors LLC	BlackRock Health Sciences Opportunities Investor A Fund	**	295,169
*	Multiple Sub-Advisors	Principal LifeTime Strategic Income R5 Fund	**	211,683
	Templeton Asset Management	Templeton Global Bond R Fund	**	209,170
*	Multiple Sub-Advisors	Principal LifeTime 2010 R5 Fund	**	205,065
	Goldman Sachs Asset Mgt	Goldman Sachs Technology Opportunities A Fund	**	179,240
	First Eagle Mutual Funds	First Eagle Global A Fund	**	157,542
*	Multiple Sub-Advisors	Principal LifeTime 2015 R5 Fund	**	142,964
	Wells Fargo Fund Management	Wells Fargo Advantage Precious Metals Fund	**	114,184
	American Century Inv Mgmt	American Century Inflation Adjusted Bond A Fund	**	90,010
*	Principal Global Investors	International Equity Index R5 Fund	**	50,986
	Fidelity Management & Research	Fidelity Advisor® Materials A Fund	**	49,382
	Mellon Capital Management	Bond Market Index R5 Fund	**	18,196
*	Multiple Sub-Advisors	Principal LifeTime 2060 R5 Fund	**	4,314
				22,491,762
	Common Stock:
*	First Connecticut Bancorp, Inc.	Common Stock	**	584,733

	Pooled Separate Account:
*	Principal Global Investors	LargeCap S&P 500 Index Separate Account R4	**	1,005,229

	Investment Contract:
*	Principal Life Insurance Company	Fixed Income Guaranteed Option	**	1,256,697

*	Participant Loans	4.25% - 4.50%; maturities through January 2031		629,070
	Total			$25,967,491

	* Denotes a party-in-interest to the Plan.
	** All investments are participant directed. Disclosure of cost information is not required.

See Report of Independent Registered Public Accounting Firm

11

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Farmington Bank administers the Plan, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FARMINGTON BANK 401(k) PLAN

	By:	/s/ Lee D. Nordstrom
		Name:	Lee D. Nordstrom
Date: June 29, 2017		Title:	Executive Vice President – Human Resources

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